SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 0-15264

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Manatron, Inc., 510 East Milham Road, Portage, Michigan 49002.

Financial Statements and Supplemental Schedule

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Years ended December 31, 2001 and 2000

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

Reports of Independent Auditors	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)	11-12

Report of Independent Auditors

To the Administrative Committee of the
Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

We have audited the accompanying statement of net assets available for benefits of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
June 3, 2002

Report of Independent Public Accountants

To the Administrative Committee of the
Manatron, Inc. Employee Stock Ownership
and Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
Grand Rapids, Michigan,
      April 13, 2001.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Statements of Net Assets Available for Benefits

	December 31
	2001	2000

Assets
Participant directed investments, at fair value:
Mutual funds	$6,454,709	$6,656,637
Securities of employer	308,526	197,529
Participant loans receivable	45,775	37,646
Total participant directed investments	6,809,010	6,891,812

Employee stock ownership plan investments, at fair value:
Shares of Manatron, Inc. common stock allocated to participants	623,996	558,261

Contributions receivable	222,106	98,478
Total assets	7,655,112	7,548,551

Liabilities
Return of excess contributions	50,177	32,470
Net assets available for benefits	$7,604,935	$7,516,081

See accompanying notes to financial statements.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31, 2001			Year ended December 31, 2000
	Participant	Allocated ESOP		Participant	ESOP Investments
	Directed	Investment	Total	Directed	Allocated		Unallocated	Total
Additions
Net (depreciation) appreciation in fair value of investments	$(986,828)	$140,076	$(846,752)	$(1,024,161)	$(680,064)		$--	$(1,704,225)
Interest and dividends	120,113	--	120,113	445,735	--		--	445,735
	(866,715)	140,076	(726,639)	(578,426)	(680,064)		--	(1,258,490)

Contributions:
Employee	1,149,147	--	1,149,147	1,257,868	--		--	1,257,868
Employer	150,621	--	150,621	149,248	50,000		51,675	250,923
	1,299,768	--	1,299,768	1,407,116	50,000		51,675	1,508,791
Total additions	433,053	140,076	573,129	828,690	(630,064)		51,675	250,301

Deductions
Benefit payments	409,934	74,341	484,275	213,281	--		--	213,281
Interest expense	--	--	--	--	--	--	1,675	1,675
Total deductions	409,934	74,341	484,275	213,281	--		1,675	214,956
Net additions (deductions) before allocation	23,119	65,735	88,854	615,409	(630,064)		50,000	35,345
Allocation of 14,302 shares	--	--	--	--	91,175		(91,175)	--
Net additions (deductions)	23,119	65,735	88,854	615,409	(538,889)		(41,175)	35,345

Net assets available for benefits at beginning of year	6,957,820	558,261	7,516,081	6,342,411	1,097,150		41,175	7,480,736
Net assets available for benefits at end of year	$6,980,939	$623,996	$7,604,935	$6,957,820	$558,261		$--	$7,516,081

See accompanying notes to financial statements.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements

Years ended December 31, 2001 and 2000

1.          Description of Plan

The following description of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the Plan) provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

General

The Plan was established in 1988 by Manatron, Inc. (the Company or Sponsor) as the Manatron, Inc. Salary Deferral Plan. In 1995, the Company amended the Plan to include a leveraged employee stock ownership plan (ESOP) feature, and renamed the Plan the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan. The Plan is designed to comply with specific sections and regulations of the Internal Revenue Code of 1986, as amended (the Code), and is therefore subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In connection with the 1995 amendment, the Plan purchased 142,858 shares of the Company's common stock for $500,000 from Allen F. Peat, former Chairman and Chief Executive Officer of the Company using the proceeds of a bank borrowing (see Note 5). The bank borrowing was repaid quarterly over a period of five years by fully deductible Company contributions to the trust fund. As the Plan made each payment of principal, an appropriate percentage of stock was allocated to eligible employees' accounts in accordance with applicable regulations under the Code. As of June 30, 2000, all shares of the ESOP have been allocated.

Overall responsibility for administering the Plan rests with the Plan Administrative Committee, which is appointed by the Board of Directors of the Company. Comerica Bank, the Plan's Trustee (the Trustee) is responsible for the management and control of the Plan's assets.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

1.          Description of Plan (continued)

Eligibility

The Plan is a defined contribution plan covering substantially all employees of the Company. Generally, an employee may become a participant in the Plan with respect to elective contributions immediately upon completion of one hour of eligible service and having attained age 21. An employee may become a participant in the Plan with respect to all other contributions immediately upon completion of one year of eligible service and having attained age 21, as described in the Plan.

Contributions and Vesting

The plan provides for three different types of contributions:

ESOP Contribution

As previously described, each plan year, the Company contributed the required loan payments to the ESOP trust. At the time of each payment, 7,142 shares of Company common stock held by the ESOP trust were committed for release to Plan participants. Released shares were allocated to individual participant accounts based on the percentage of the individual participant's compensation to all eligible participants' compensation for the Plan year. Participants must be employed on the last day of the Plan year to be eligible for Company contributions. As all of the remaining shares were allocated in 2001, there were no shares released during 2001. The Plan also allows for discretionary ESOP contributions. The Company did not make a discretionary contribution to the Plan in 2001. In 2000, $50,000 was contributed, which was used to purchase 16,600 shares of Company stock.

Profit-sharing Contribution

Each year the Company decides whether to make a profit-sharing contribution to the Plan and the amount to be contributed. Participants must be employed on the last day of the Plan year to be eligible for the Company contribution. The amount credited to a participant's profit-sharing account will be determined in the same manner as the ESOP contributions. There were no discretionary profit-sharing contributions in 2001 or 2000.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

1.          Description of Plan (continued)

Contributions and Vesting (continued)

Elective Salary Deferral Contributions

Employees who participate in the Plan can elect to make voluntary pre-tax contributions in an amount between 1% and 20% of their annual compensation. Annual participant contributions are limited to the maximum amount permitted by the Code. The Company's matching contribution (currently 25% of participant's contribution up to 1.25% of eligible compensation) is set forth in the Plan document and may be changed by resolution of the Company. The Company's matching contributions during 2001 and 2000 were approximately $151,000 and $149,000, respectively.

Vesting

Participants are 100% vested in rollovers, direct transfers, elective salary deferral contributions, matching contributions and non-elective contribution accounts. Vesting for ESOP and profit-sharing contribution accounts is determined by the years of vesting service. One year of vesting service is 1,000 hours or more of service in the Pan year. Participants become 20% vested after three years of vesting service and continue to vest 20% annually until they are 100% vested.

Participant Loans

Participants of the Plan may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the related investment fund from (to) the Participant Loan Fund. Loan terms of the promissory notes range from one to five years or a reasonable period for the purchase of a primary residence. The promissory notes are secured by the balance in the participant's account and bear interest at the Bank's prime rate plus 1%. Principal and interest payments will be made ratably through payroll deductions. Currently there are twelve loans outstanding with a total face value of approximately $46,000.

Net Investment Income (Loss)

Investment income (loss) is allocated to participants based on the ratio of a participant's balance in each investment fund to total participant balances in the corresponding investment fund.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

1.          Description of Plan (continued)

Forfeitures

After an employee terminates employment, any non-vested amounts in the participant's account will be forfeited. Forfeited amounts are allocated to all remaining participants in the same manner as investment income (loss).

Distributions to Participants

Distributions to participants generally occur upon a participant's retirement or termination of employment. However, participants may defer distribution of their benefits until reaching age 70 1/2. Vested balances of retired or terminated participants may be distributed in a lump sum payment, annuity, installments or transfer.

Administrative Expense

The Plan is administered by the Company. Although not obligated to do so, the Company paid administrative expenses and Trustee fees on behalf of the Plan totaling approximately $16,000 and $25,000 in 2001 and 2000, respectively.

Plan Termination

Although it has no current intent to do so, the Company reserves the right to terminate the Plan and trust, or to cease or suspend further contributions, at any time, subject to plan provisions and applicable provisions of ERISA. Upon termination of the Plan, all participants' accounts become fully vested and non-forfeitable.

2.          Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Investments

The quoted market price, as reported by the Trustee, was used to approximate the fair value for all investments. Net appreciation (depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Benefits is comprised of unrealized gains or losses resulting from changes in market prices and realized gains and losses on sales of investments.

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

2.          Summary of Significant Accounting Policies (continued)

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.          Investments

The fair value of individual investments that represent 5% or more of the Plan's total net assets as of December 31 are as follows:

	2001		2000

Fidelity Magellan Fund	$1,313,438		$1,330,954
Fidelity Puritan Fund	1,047,993		912,413
Munder Index 500 Fund	957,454		1,044,854
Janus Worldwide Investment Fund	883,968		1,033,267
Janus Mercury Investment Fund	781,931		968,835
ESOP investment in Manatron Common Stock	623,996	*	519,363	*
Janus Growth and Income Fund	467,252		474,558
Guaranteed Investment Contract Fund	465,945		445,279

*Nonparticipant-directed.

4.          Net Appreciation (Depreciation) in Fair Value of Investments

The following table summarizes the net appreciation (depreciation) in fair value by investment (including investments purchased and sold, as well as those held during the year) for the years ended December 31:

	2001	2000

Mutual Funds	$(1,047,470)	$(753,351)
Securities of Employer	200,718	(950,874)
	$(846,752)	$(1,704,225)

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements (continued)

5.          Loan Payable

In connection with the stock purchase described in Note 1, the Plan entered into a $500,000 term loan agreement with the Trustee. The borrowing was collateralized by the unallocated shares of ESOP stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. The loan agreement provided for quarterly principal payments of $25,000 over five years, of which the last payment was made on June 30, 2000.

6.          Tax Status

The Plan obtained its latest determination letter dated August 22, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.          Merger of Plans

Effective January 1, 2000, the Proval Corporation 401(k) Profit Sharing Plan merged into the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan.

EIN #: 38-1983228
Plan #: 002

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Fair Value

Participant Directed Investments
Securities of Employer:
*Manatron, Inc.	Manatron, Inc. Common Stock Fund	$308,526

Mutual Funds:
Munder	Intermediate Bond Fund	172,246
	Index 500 Fund	957,454
Fidelity	Puritan Fund	1,047,993
	Magellan Fund	1,313,438
	Mid Cap Fund	141,282
Janus	Growth and Income Fund	467,252
	Worldwide Investment Fund	883,968
	Mercury Investment Fund	781,931
Dreyfus	Mid Cap Fund	25,909
AIM	Basic Value Fund	44,945
Neuberger Berman	Genesis Trust Fund	151,457
ProVal	Restricted Equity	889
Guaranteed Investment Contract Fund		465,945
Total mutual funds		6,454,709

EIN #: 38-1983228
Plan #: 002

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Fair Value

Participant Loans Receivable
*Comerica Bank	Interest at rates ranging from 8.75% to 10.50%, maturating at various dates through 2004	$45,775
Total participant directed investments		6,809,010

Employee stock ownership plan investments -- *Manatron, Inc.	Common stock (178,285 shares)	623,996
Total assets held for investment purposes		7,433,006

*Represents a party-in-interest.

There were no assets reportable as acquired and disposed of during the year.

There were no reportable transactions under category (i), (ii), (iii) or (iv) during 2001 that are required to be disclosed.

Exhibits:

23	Consent of Ernst & Young LLP dated June 26, 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	July 1, 2002	MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

		By:	/s/ Paul R. Sylvester
Paul R. Sylvester President and Chief Executive Officer and Member of the Administrative Committee of the Manatron, Inc. Salary Deferral and Emplotee Stock Option Plan

EXHIBIT INDEX

Exhibit	Document

23	Consent of Ernst & Young LLP dated June 26, 2002.